LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

RECEIVED

2005 SEP 12 A 10:21

23 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

05011123

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad ("LICB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 23 August 2005, Re: Extraordinary General Meeting;

2) General Announcement dated 23 August 2005, Re: Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and

3) Financial Results Announcement dated 23 August 2005, Re: Quarterly Report for the fourth quarter ended 30 June 2005.

Please contact the undersigned if you have any queries.

PROCESSED
SEP 12 2005
THOMSON
FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 23/08/2005 04:16:48 PM

Reference No LI-050823-D7AF9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Extraordinary General Meeting of Lion Industries Corporation Berhad held on 23 August 2005, the shareholders of the Company have approved the following ordinary resolutions:

ORDINARY RESOLUTION 1
PROPOSED EXECUTIVE SHARE OPTION SCHEME

THAT contingent upon the passing of Ordinary Resolution 5 below and subject to the approval-in-principle of Bursa Malaysia Securities Berhad for the listing of and quotation for the new ordinary shares to be issued hereunder and the approvals of any other relevant authorities (if required), the Directors be and are hereby authorised:-

(a) To establish and administer for the benefit of eligible executives including Executive Directors of the Company and its subsidiaries which are not dormant (**"Eligible Executives"**), an executive share option scheme to be identified as the **"Lion Industries Corporation Berhad Executive Share Option Scheme"** (**"ESOS"**) under which offers of options shall be granted in accordance with the provisions of the ESOS Bylaws (as contained in Appendix I of the Circular dated 5 August 2005) (**"Bylaws"**) for the subscription of new ordinary shares of RM1.00 each (**"Shares"**) in the capital of the Company and to give effect to the ESOS with full power to assent to any conditions, variations, modifications and/or amendments as may be required or approved by the relevant authorities;

(b) To allot and issue from time to time during the duration of the ESOS such number of new Shares to Eligible Executives up to fifteen per centum (15%) of the issued and paid-up share capital of the Company at any one time as may be required to be issued pursuant to the exercise of the options and that such new Shares shall, upon allotment and issue, rank *pari passu* in all respects with the existing Shares in the Company in accordance with the provisions of the Bylaws except that the new Shares will not be entitled to any dividends, rights, allotments and/or any other distributions, the entitlement date of which is prior to the date on which the new Shares are credited into the grantee's individual/nominee securities account maintained with Bursa Malaysia

LION INDUSTRIES CORPORATION BERHAD (415-D)

Depository Sdn Bhd; and

(c) To modify and/or amend the terms and conditions of the ESOS from time to time and/or extend the duration of the ESOS, provided that such modifications, amendments and/or extensions are effected in accordance with the provisions of the Bylaws, and to do all such acts, enter into all such transactions, arrangements, agreements or undertakings, make such rules or regulations, impose such terms and conditions, or delegate such part of their powers as may be necessary or expedient in order to give full effect to the ESOS.

ORDINARY RESOLUTION 2
PROPOSED GRANT OF OPTIONS TO DATUK CHENG YONG KIM

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Datuk Cheng Yong Kim, the Managing Director of the Company, options to subscribe for up to 700,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 3
PROPOSED GRANT OF OPTIONS TO DATO' KAMARUDDIN @ ABAS BIN NORDIN

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Dato' Kamaruddin @ Abas bin Nordin, an Executive Director of a subsidiary of the Company, options to subscribe for up to 250,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 4
PROPOSED GRANT OF OPTIONS TO WONG YI-LIN

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Wong Yi-Lin, an executive employee of a subsidiary of the Company and a person connected to Tan Sri William H.J. Cheng, a substantial shareholder of the Company, options to subscribe for up to 100,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 5
PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT contingent upon the passing of Ordinary Resolution 1 above, the authorised share capital of the Company be increased from RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each ("**Shares**") to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company and the Directors be and are hereby authorised to give full effect to the aforesaid increase in the authorised share capital of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

 23 AUG 2005

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 23/08/2005 04:24:37 PM

Reference No LI-050823-E3230

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of the shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Seventy-Fifth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 AUG 2005

Form Version 2.0

Financial Results

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **23/08/2005 04:15:17 PM**

Reference No **LI-050823-D5731**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION INDUSTRIES CORPORATION BERHAD**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **30/06/2005**
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End** : **30/06/2005**
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-05Q4.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2004 [dd/mm/yyyy] RM'000
1	Revenue	951,330	1,076,695	3,965,021	3,637,868
2	Profit/(loss) before tax	-15,548	110,875	418,384	573,777

LION INDUSTRIES CORPORATION BERHAD (415-D)

3	Profit/(loss) after tax and minority interest	-12,704	65,645	329,828	336,224
4	Net profit/(loss) for the period	-12,704	65,645	329,828	336,224
5	Basic earnings/(loss) per share (sen)	-1.82	9.66	47.96	49.50
6	Dividend per share (sen)	1.00	1.00	1.00	1.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.8600	2.4800

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005 [16]	30/06/2004 [16]	30/06/2005 [16]	30/06/2004 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	29,448	127,406	339,247	370,252
2	Gross interest income	16,309	9,974	34,454	34,291
3	Gross interest expense	32,302	39,751	140,065	153,906

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 AUG 2005

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Fourth Quarter Ended 30 June 2005

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004 RM'000	CURRENT YEAR TO DATE 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000
Revenue		951,330	1,076,695	3,965,021	3,637,868
Operating expenses		(925,958)	(955,522)	(3,630,164)	(3,275,018)
Other operating income		4,076	6,233	4,390	7,402
Profit from operations		29,448	127,406	339,247	370,252
Finance costs		(32,302)	(39,751)	(140,065)	(153,906)
Share in results of associated companies		18,041	13,495	231,792	8,783
Income from other investments		16,309	9,725	34,454	34,042
Gain on disposal of brewery division		-	-	-	314,606
Loss on tender exercise	14	(47,044)	-	(47,044)	-
Profit/(loss) before taxation		(15,548)	110,875	418,384	573,777
Taxation	17	4,699	(47,358)	(80,872)	(98,389)
Profit/(loss) after taxation		(10,849)	63,517	337,512	475,388
Minority interests		(1,855)	2,128	(7,684)	(139,164)
Net profit/(loss) for the period		(12,704)	65,645	329,828	336,224
Earnings/(loss) per share (sen):	25				
- Basic		(1.82)	9.66	47.96	49.50
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the *Audited Financial Statements for the year ended 30 June 2004*)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment		2,172,511	2,069,109
Investment property		-	109,315
Forest concessions		300,932	311,728
Plantation development expenditure		146,859	140,824
Property development projects		54,215	90,134
Investment in associated companies		482,196	354,177
Long-term investments		250,328	356,902
Deferred tax assets		33,457	33,457
Intangible assets		314,873	337,082
Current assets:			
- Inventories		1,067,748	811,845
- Short-term investments		39,990	32,839
- Property development projects		40,879	11,520
- Amount due by contract customers		1,051	1,014
- Trade receivables		522,579	420,242
- Other receivables		274,532	320,702
- Deposits, cash and bank balances		193,956	251,927
		2,140,735	1,850,089
Current liabilities:			
- Trade payables		419,058	292,657
- Other payables		461,691	507,903
- Amount due to contract customers		1,182	951
- Short-term borrowings	21	433,840	148,287
- Bonds and USD Debts	21	88,959	115,120
- Tax liabilities		5,180	36,866
		1,409,910	1,101,784
Net current assets		730,825	748,305
		4,486,196	4,551,033
Share capital		697,056	679,235
Reserves		1,612,317	1,343,966
Shareholders' funds		2,309,373	2,023,201
Minority interests		453,328	406,238
Long-term borrowings	21	1,206,182	1,518,349
Bonds and USD Debts	21	323,986	394,375
Deferred tax liabilities		142,075	107,443
Deferred payables		51,252	101,427
		4,486,196	4,551,033
Net tangible assets per share (RM)		2.86	2.48

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the fourth quarter ended 30 June 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
30 June 2005							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Issue of shares	6	17,821	-	-	-	-	17,821
Amortisation for the year		-	-	(35,056)	-	-	(35,056)
Currency translation differences		-	-	-	(21,498)	-	(21,498)
Net profit for the year		-	-	-	-	329,828	329,828
Dividend	7	-	-	-	-	(4,923)	(4,923)
Balance at 30 June 2005		697,056	515,190	793,623	34,560	268,944	2,309,373
30 June 2004							
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Revaluation deficit of investment property		-	-	-	(59,551)	-	(59,551)
Realisation pursuant to dilution of subsidiary companies		-	-	(45,643)	-	-	(45,643)
Reclassified to investment in associated companies		-	-	(46,514)	-	-	(46,514)
Amortisation for the year		-	-	(38,613)	-	-	(38,613)
Currency translation differences		-	-	-	(1,463)	-	(1,463)
Net profit for the year		-	-	-	-	336,224	336,224
Dividend		-	-	-	-	(2,445)	(2,445)
Balance at 30 June 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000
OPERATING ACTIVITIES			
Profit before taxation		418,384	573,777
Adjustments for:			
Non-cash items:			
- Gain on disposal of brewery division		-	(314,606)
- Others (mainly depreciation)		166,815	203,668
Non-operating items (mainly associates' results & finance costs)		(126,181)	110,809
Operating profit before changes in working capital		459,018	573,648
Changes in working capital:			
Net changes in current assets		(305,996)	(516,078)
Net changes in current liabilities		48,719	131,688
Others (mainly tax paid)		(48,428)	(53,266)
		153,313	135,992
INVESTING ACTIVITIES			
Net cash flow from disposal of brewery division		-	427,957
Deposits received from option to dispose of brewery operations		-	186,127
Proceeds from disposal of investment properties		105,624	277,583
Investment in an associated company		-	(226,747)
Deposits paid on proposed acquisition of the Parkson retail group		-	(152,782)
Net cash flow for dilution of subsidiary companies		-	(207,207)
Proceeds from disposal of investments		21,617	30,196
Others (mainly purchase of property, plant and equipment)		(202,740)	(80,386)
		(75,499)	254,741
FINANCING ACTIVITIES			
Issue of shares		17,821	-
Dividend paid to shareholders	7	(4,923)	(2,445)
Capital repayment by a listed subsidiary company		-	(56,618)
Bank borrowings		44,723	(247,873)
Redemption/repayment of Bonds and USD Debts		(126,138)	(62,025)
Others (mainly interest paid)		(104,765)	(109,035)
		(173,282)	(477,996)
Net changes in cash & cash equivalents		(95,468)	(87,263)
Effects of exchange rate changes		1	6
Cash & cash equivalents at beginning of the year		197,125	284,382
Cash & cash equivalents at end of the year		101,658	197,125

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of the new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for timber extraction which is normally reduced during the wet weather seasons between October and February.

4. Unusual items

Other than as disclosed in Note 14, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM679,235,465 to RM697,056,465 by the issuance of 17,821,000 new ordinary shares of RM1.00 each at an issue price of RM1.00 per share for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM126 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the financial year-to-date, a first and final dividend of 1.0%, less tax, amounting to RM4.9 million in respect of the previous financial year ended 30 June 2004 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	REVENUE			Segment
	Total RM'000	Inter-Segment RM'000	External RM'000	Results RM'000
Steel	3,313,728	(20,192)	3,293,536	284,263
Timber extraction and pulp and paper	383,588	-	383,588	47,098
Building materials	153,655	-	153,655	1,397
Property and construction	49,195	(2,097)	47,098	17,238
Others	87,144	-	87,144	(6,365)
	3,987,310	(22,289)	3,965,021	343,631
Unallocated costs				(4,384)
Profit from operations				339,247
Finance costs				(140,065)
Share in results of associated companies				231,792
Income from other investments				34,454
Loss on tender exercise				(47,044)
Profit before taxation				418,384

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the financial year-to-date except for the completion of:

a) the voluntary winding-up of Huangshi Heilen Pharmaceutical Co Ltd, a 60% owned subsidiary of Lion Biotech Pte Ltd, which is in turn a 51% owned subsidiary of the Company; and
b) the disposal of Lion Klang Parade Bhd, a wholly-owned subsidiary of the Company.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

Strong growth in the local manufacturing sector and sustained international demand in the steel sector during the first half of the financial year has, benefited the Group. However, the slowdown in demand during the second half of the financial year has trimmed the operating profits of our steel division.

Resulting from the favourable market condition during the first half of the year, the Group recorded another set of satisfactory performance for the year under review. The main contributor was our hot briquetted iron ("HBI") operation and to a lesser extent the Timber and Retail operations.

14. Comparison with the preceding quarter's results

	Current Quarter 30/6/2005 RM'000	Previous Quarter 31/3/2005 RM'000
Net profit/(loss) for the period ("Earnings")	(12,704)	48,714
Less : Non-recurring loss on tender exercise	47,044	-
Operating Earnings	34,340	48,714
Operating Earnings per share (sen)	4.93	7.03

After excluding the one-off tender loss, the Group posted a lower operating profit for the quarter under review. The Group's core steel business, is experiencing extremely soft demand and weak international selling prices. Coupled with the lower contribution from the Timber and Retail operations, lower results was registered by the Group.

The tender exercise, which is part of the group wide restructuring scheme ("GWRS") implemented by the Group in year 2003, involved the offering to the scheme creditors the opportunity to tender their debts for cancellation in consideration for certain quoted investments.

15. Prospects

The retail business of the associated company is expected to improve further in view of the robust growth in the Chinese economy. However, with the substantial increase in the price of raw materials for HBI and the anticipated moderation in the Malaysian economic growth, the Group is expected to record a lower performance in the next financial year.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2005	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004	CURRENT YEAR TO DATE 30/6/2005	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004
In respect of current period:	RM'000	RM'000	RM'000	RM'000
- income tax:				
- Malaysia	(591)	12,072	19,186	25,599
- Overseas	-	-	-	6,291
- deferred tax	(3,000)	32,600	34,632	62,442
	(3,591)	44,672	53,818	94,332
In respect of prior years:				
- income tax	(357)	47	(357)	5
Associated companies	(751)	2,639	27,411	4,052
	(4,699)	47,358	80,872	98,389

The taxation charge of the Group for the current financial year-to-date reflect effective tax rate which is lower than the statutory tax rate due mainly to certain income that are not taxable.

18. Unquoted investments and/or properties

Other than as disclosed in Note 11, there were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :

	RM'000
Total sale proceeds	13,786
Loss on disposal (part of tender exercise)	(70,924)

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	65,938
At book value	30,938
At market value	13,131

20. Status of corporate proposals

The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.

Other than the above, there were no corporate proposals at the date of this report.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	418,291	1,203,868	1,622,159
Unsecured	15,549	2,314	17,863
	433,840	1,206,182	1,640,022
Bonds and USD Debts			
Secured	88,959	323,986	412,945
	522,799	1,530,168	2,052,967

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,208,262
- US Dollar	222,291	844,705
		2,052,967

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board of Directors is recommending the payment of a first and final dividend of 1% less 28% taxation:

(a) i. Amount per share : 1 sen (less 28% taxation) amounting to RM5.0 million (net);
  ii. Previous corresponding year : 1 sen per share (less 28% taxation) amounting to RM4.9 million (net); and
  iii. Total dividend for the current financial year : 1 sen per share;

(b) Date payable : To be announced at a later date; and

(c) Entitlement date : To be announced at a later date.

25. Earnings/(loss) per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit/(loss) for the period by the weighted average number of ordinary shares in issue of 696.1 million and 687.7 million for the current quarter and financial year-to-date respectively (2004 : 679.2 million).

Fully diluted

The fully diluted EPS of 2005 is not disclosed as the exercise period for the Company's ESOS had lapsed on 14 May 2005.

The fully diluted EPS of 2004 is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's ESOS have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the status of the Proposed Divestment Programme (Please refer to Appendix attached).

Appendix

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Proposed Divestment Programme ("PDP")
Interim Report for the Fourth Quarter Ended 30 June 2005

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2004	Current Year (Jan-Dec 05) Current Quarter	Current Year (Jan-Dec 05) Year-To-Date	Up to December 2004	Current Year (Jan - Dec 05) Actual Received in Current Qtr	Actual Received in YTD	Projected to Dec 05	Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre **	174.3	18.4	10.1	116.1	18.4	12.6	116.1	39.8	155.9
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	-	-	-	-	-	45.4	45.4
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	9.7	9.7
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-	-	-
Total	541.3	52.3	10.1	116.1	52.3	12.6	116.1	94.9	211.0

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

The transaction completed during the quarter is the redemption of the unlisted preference shares in an unlisted company:

- The gross and net divestment proceeds are RM10.1 million; and
- All the proceeds have been received in the current quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.